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                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.        )*


                    Security Associates International, Inc.
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                                (Name of Issuer)


                         Common Stock, par value $.001
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                         (Title of Class of Securities)


                                   813764305
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                                 (CUSIP Number)


             Joseph M. Paolucci, Equity Group Investments, L.L.C.,
      Two N. Riverside Plaza, Suite 600, Chicago, IL 60606 (312) 466-3885
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                October 3, 2001
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 813764305               13D                        PAGE 2 OF 9 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   EGI-Fund (01) Investors, L.L.C.
   FEIN #36-44237049
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
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                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    4,500,000 (1)(2)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    4,500,000 (1)(2)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,500,000 (1)(2)
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.7%(1)(2)(3)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------

(1) Includes 20,000 shares of Series B Preferred stock which are convertible into 2,000,000 shares of Issuer's Common Stock and vote along with the Issuer's Common Stock on an "as converted" basis.

(2) Includes exercise of warrant to purchase 2,500,000 shares of Issuer's Common Stock at an exercise price of $2.50 per share ("Warrant"), which Warrant is exercisable within 60 days of the date of this Schedule 13D.

(3) Calculated assuming immediate conversion of 149,459 shares of Series A Preferred stock into 14,954,900 shares of Issuer's Common Stock and which vote along with the Issuer's Common Stock on an "as converted" basis, assuming immediate conversion of 20,000 shares of Series B Preferred stock into 2,000,000 shares of Issuer's Common Stock, issuance of 2,500,000 shares of Issuer's Common Stock pursuant to the exercise of the Warrant and based upon 9,166,385 outstanding shares of Issuer's Common Stock, as set forth in Issuer's Form 10-QSB for the period ending June 30, 2001.

CUSIP NO. 813764305               13D                        PAGE 3 OF 9 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   SZ Investments, L.L.C.
   FEIN #36-4150443
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)


--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    4,500,000 (1)(2)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    4,500,000 (1)(2)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,500,000 (1)(2)
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.7%(1)(2)(3)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------

(1) Includes 20,000 shares of Series B Preferred stock which are convertible into 2,000,000 shares of Issuer's Common Stock and vote along with the Issuer's Common Stock on an "as converted" basis.

(2) Includes exercise of warrant to purchase 2,500,000 shares of Issuer's Common Stock at an exercise price of $2.50 per share ("Warrant"), which Warrant is exercisable within 60 days of the date of this Schedule 13D.

(3) Calculated assuming immediate conversion of 149,459 shares of Series A Preferred stock into 14,954,900 shares of Issuer's Common Stock and which vote along with the Issuer's Common Stock on an "as converted" basis, assuming immediate conversion of 20,000 shares of Series B Preferred stock into 2,000,000 shares of Issuer's Common Stock, issuance of 2,500,000 shares of Issuer's Common Stock pursuant to the exercise of the Warrant and based upon 9,166,385 outstanding shares of Issuer's Common Stock, as set forth in Issuer's Form 10-QSB for the period ending June 30, 2001.

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the shares of common stock, par value $0.001 per share ("Issuer's Common Stock") of Security Associates International, Inc. ("Issuer"). The Issuer's principal executive office is located at 2101 South Arlington Heights Road, Suite 150, Arlington Heights, Illinois 60005-4142.


ITEM 2.  IDENTITY AND BACKGROUND

         (a) EGI-Fund (01) Investors, L.L.C. ("Purchaser") is a Delaware limited liability company. SZ Investments, L.L.C., a Delaware limited liability company ("SZ Investments"), is the managing member of Purchaser.

         The executive officers of Purchaser and SZ Investments are as follows:

         Samuel Zell - President; Chairman of the Board of Directors of Equity
               Group Investments ("EGI")
         Donald J. Liebentritt - Vice President; President of EGI
         William C. Pate - Vice President; Managing Director of EGI
         Philip Tinkler - Treasurer; Vice President and Treasurer of EGI.

         SZ Investments is owned by various trusts for the benefit of Samuel Zell and his family. The trustee of each of those trusts is Chai Trust Company, L.L.C., an Illinois limited liability company ("Chai Trust"). The officers and directors of Chai Trust are as follows:

         Bert Cohen is a Director of Chai Trust. Mr. Cohen is also a semi-retired investor, whose residence is 181 North Carmelina Avenue, Los Angeles, California 90049.

         Kellie Zell Harper is a Director of Chai Trust and also works as a homemaker.

         Donald J. Liebentritt is the President and a Director of Chai Trust.

         Leah Zell Wanger is a Director of Chai Trust. Ms. Wanger also co-owner and co-manages Wanger Asset Management, the registered advisor for the Acorn Mutual Funds, whose business address is 227 West Monroe Street, Suite 300, Chicago, Illinois 60603.

         JoAnn Zell is a Director of Chai Trust. Ms. Zell is a physician.

         Matthew Zell is a Director of Chai Trust. Mr. Zell is also President of Prometheus Technologies, Inc., whose business address is Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606.

         Robert M. Levin is a Senior Trust Officer of Chai Trust. Mr. Levin is also a partner in the law firm Levin & Schreder Ltd., whose business address is 120 North LaSalle Street, Suite 3800, Chicago, Illinois 60602.

         James Bunegar is Vice President, Chief Financial Officer, Assistant Trust Officer and Treasurer of Chai Trust. Mr. Bunegar is also the Vice President - Taxes of EGI.

         The business address of Purchaser, SZ Investments, Samuel Zell, Donald Liebentritt, William Pate, Philip Tinkler, Chai Trust, Kellie Zell Harper, JoAnn Zell and James Bunegar is Two North Riverside Plaza, Chicago, Illinois 60606.

         (d) and (e) None of Purchaser, or to the knowledge of each of Purchaser, SZ Investments or Chai Trust, none of their respective executive officers or directors has, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         (f) All of the executive officers and directors of Purchaser, SZ Investments and Chai Trust are United States citizens.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On October 3, 2001, Purchaser acquired a total of 20,000 shares of Issuer's Series B Convertible Preferred Stock, par value $10.00 per share ("Series B Preferred"), at a per share price of $250 for a total purchase price of $5,000,000. In addition, Purchaser acquired a warrant to purchase an additional 2,500,000 shares of Issuer's Common Stock ("Warrant") in consideration for the payment of $1,000. The Warrant has a term of four years, is exercisable at a price of $2.50 per share and is immediately exercisable.

         All of the above purchases were paid from Purchaser's working capital.


ITEM 4.  PURPOSE OF THE TRANSACTION

         Purchaser acquired its interests in Issuer for investment purposes pursuant to a Stock Purchase Agreement, dated as of October 3, 2001 ("Stock Purchase Agreement"), a copy of which is attached hereto as an exhibit and is incorporated herein by reference thereto. Pursuant to the Stock Purchase Agreement, Purchaser was entitled to, and did, designate Mark Radzik as Purchaser's representative to the Issuer's Board of Directors. Purchaser intends to review continuously its position in Issuer.

         Purchaser reserves the right to sell or otherwise dispose of some or all of the securities of Issuer beneficially owned by it in the open market, in privately negotiated transactions, through derivative transactions or otherwise, or to acquire additional securities of Issuer, in the open market, in privately negotiated transactions or otherwise, in each case, depending upon market conditions and other factors.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) and (b) To the best knowledge of Purchaser and SZ Investments, there were 9,166,385 shares of Issuer's Common Stock issued and outstanding as of August 14, 2001, and assuming that (i) all 149,459 shares of Issuer's Series A Convertible Preferred Stock, par value $10.00 per share ("Series A Preferred"), are converted into 14,945,900 shares of Issuer's Common Stock, (ii) all 20,000 shares of Series B Preferred beneficially owned by Purchaser are converted into 2,000,000 shares of Issuer's Common Stock, and (iii) the Warrant is exercised and 2,500,000 shares of Issuer's Common Stock are issued in connection therewith, then the Issuer would have a total of 28,612,285 shares of Issuer's Common Stock outstanding. As of the date hereof, no shares of Issuer's Common Stock are currently owned by Purchaser, but 4,500,000 shares of Issuer's Common Stock are issuable to Purchaser within 60 days upon conversion of the Series B Preferred and exercise of the Warrant. Purchaser and SZ Investments share dispositive and voting power, representing 15.7% of the shares of Issuer's Common Stock that would be issued and outstanding assuming conversion of all outstanding Series A and Series B Preferred stock and exercise in full of the Warrant.

         (c) Except as set forth above in Sections(a) and (b) of this Item 5, during the last 60 days no other transactions in the Series A Preferred stock or Issuer's Common Stock were effected by Purchaser or SZ Investments.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Pursuant to the Stock Purchase Agreement, as of October 3, 2001, Purchaser acquired 20,000 shares of Series B Preferred and the right to acquire an additional 2,500,000 shares of Issuer's Common Stock pursuant to the Warrant. Pursuant to the Stock Purchase Agreement, Issuer granted to Purchaser a pre-emptive right, for a period of 24 months, to purchase up to 50% of any securities offered for sale by the Issuer for cash to raise additional capital upon the terms offered, up to aggregate purchases by Purchaser of $10 million. In addition, the Issuer has agreed to register the shares of Issuer's Common Stock issuable upon conversion of the Series B Preferred and the exercise of the Warrant on a registration statement to be filed with the Securities and Exchange Commission pursuant to Rule 415 under the Securities Act of 1933, as amended. In addition, as described under Item 4 hereto, Purchaser was entitled to, and did, designate Mark Radzik as Purchaser's representative to the Issuer's Board of Directors.

         Pursuant to the terms of the Warrant, a copy of which is attached as an exhibit hereto and incorporated herein by reference thereto, Purchaser has the right to acquire, in whole or in part, up to 2,500,000 shares of Issuer's Common Stock until October 3, 2005 upon payment of the exercise price of $2.50 per share.

         In addition, as of October 3, 2001, Purchaser entered into a stockholders agreement ("Stockholders Agreement") with TJS Partners, LP, a New York limited partnership ("TJS") that holds 137,359 shares of Series A Preferred, a copy of which agreement is attached hereto as an exhibit and incorporated herein by reference thereto. Pursuant to the Stockholders Agreement, for so long as Purchaser continues to beneficially own at least 50% of the rights to acquire

Issuer's Common Stock acquired by it under the Stock Purchase Agreement (including the Warrant) ("Purchaser's Interests"), then in the event of any change in control transaction involving Issuer where the holders of Issuer's Common Stock would receive consideration of less than $2.50 per share, TJS agrees that it will not participate or vote or consent to such transaction without the prior consent of Purchaser (or interests representing at least 50% of Purchaser's Interests). The Stockholders Agreement also provides that if TJS determines to sell at least 50% of unregistered shares of Series A Preferred (or shares of Issuer's Common Stock issuable upon conversion of the Series A Preferred) held by TJS, then Purchaser shall have the right (subordinate to a parallel right held by other stockholders of the Issuer pursuant to a separate and unrelated agreement) to participate in such sale on a proportionate basis with TJS.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 10.1  -  Stock Purchase Agreement
         Exhibit 10.2  -  Warrant
         Exhibit 10.3  -  Stockholders Agreement

                                   SIGNATURES

                              --------------------

After reasonable inquiry, and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED: October 15, 2001.                    EGI-FUND (01), L.L.C.,
                                            a Delaware Limited Liability Company


                                            /s/ Donald J. Liebentritt
                                            ------------------------------------
                                            By:  Donald J. Liebentritt,
                                            Its: Vice President

                                            SZ Investments, L.L.C.,
                                            a Delaware Limited Liability Company


                                            /s/ Donald J. Liebentritt
                                            ------------------------------------
                                            By:  Donald J. Liebentritt,
                                            Its: Vice President

                                  EXHIBIT INDEX

EXHIBIT                                                                             PAGE
NUMBER                             DESCRIPTION                                     NUMBER
-------                            -----------                                     ------
10.1 Stock Purchase Agreement between EGI-Fund (01) Investors, L.L.C. and
     Security Associates International, Inc. dated as of October 3, 2001              10

10.2 Warrant, dated October 3, 2001, issued by Security Associates International,
     Inc.                                                                             40

10.3 Stockholders Agreement between EGI-Fund (01) Investors, L.L.C. and TJS
     Partners LP, dated as of October 3, 2001                                         53

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